Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Higher second quarter 2003 results
despite weaker dollar versus the euro
Upstream production growth 5%

Net income excluding non-recurring items

2nd Quarter 2003	1st Half 2003
1.77 billion euros (+8%)	3.89 billion euros (+27%)
2.77 euros per share (+14%)	6.05 euros per share (+33%)

Net income

2nd Quarter 2003	1st Half 2003
1.61 billion euros (+7%)	3.73 billion euros (+27%)
2.52 euros per share (+13%)	5.80 euros per share (+33%)

Paris, August 6, 2003 — Total’s net income excluding non-recurring items rose by 8% in the second quarter 2003 compared to the same quarter last year. The market environment was marked by the sharp decline in the dollar relative to the euro, slightly higher oil prices, a rebound in refining margins and continued weak conditions in the Chemicals segment.

Commenting on the results, Chairman and CEO Thierry Desmarest said :

« Comparing the second quarter 2003 to the second quarter 2002, the improvement in our results, which are expressed in euros, can be attributed to our internal efforts, notably to the 5% growth in hydrocarbon production.

Earnings per share excluding non-recurring items and expressed in euros rose by 14% for the second quarter 2003. This increase, which is larger than the increase in net income excluding non-recurring items, reflects the accretive impact of the substantial share repurchases we have made over the past twelve months. Expressed in dollars, the increase was 41% to $3.15 per share in the second quarter 2003 from $2.23 per share in the second quarter 2002.

In the first half 2003, earnings per share excluding non-recurring items increased by 33% to 6.05 euros from 4.54 euros in the first half 2002. Expressed in dollars, the increase was 64% to $6.69 per share in the first half 2003 from $4.08 per share in the first half 2002.»

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total consolidated accounts

2Q03	2Q02%		in millions of euros	1H03	1H02%

24,347	26,435	-8%	Sales	52,650	50,219	+5%

2,937	2,845	+3%	Operating income from business segments (excluding non-recurring items)	6,856	5,277	+30%

1,719	1,526	+13%	Net operating income from business segments (excluding non-recurring items)	3,770	2,882	+31%

1,767	1,632	+8%	Net income excluding non-recurring items	3,887	3,051	+27%

1,605	1,503	+7%	Net income	3,725	2,932	+27%

2.77	2.42	+14%	Earnings per share (euros) excluding non-recurring items	6.05	4.54	+33%

2.52	2.23	+13%	Earnings per share (euros)	5.80	4.37	+33%

1,508	2,100	-28%	Investments	3,002	4,209	-29%

157	463	-66%	Divestments at selling price	1,150	1,049	+10%

3,134	2,850	+10%	Cash flow from operating activities	6,956	5,308	+31%

Non-recurring items

2Q03		2Q02		in millions of euros	1H03		1H02

				Impact of non-recurring items on operating income

–		(16)		Restructuring charges	–		(16)

–		(21)		Impairments	–		(21)

–		(9)		Other	–		(9)

–		(46)		Total	–		(46)

				Impact of non-recurring items on net income

30		134		Gain on asset sales	30		277

–		(47)		Toulouse-AZF impact	–		(149)

(34)		(45)		Restructuring charges and early retirement plans	(34)		(76)

–		(14)		Impairments	–		(14)

(158)	*	(157)	**	Other	(158)	*	(157)**

(162)		(129)		Total	(162)		(119)

*	includes (155) M€ provision for Chemicals
**	includes (151) M€ related to changes in the UK tax regime

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Number of shares

2Q03	2Q02%		millions	1H03	1H02%

637.8	673.0	-5%	Fully-diluted weighted-average shares	642.1	671.7	-4%

Market environment

2Q03	2Q02%			1H03	1H02%

1.14	0.92	-19%*	€/$	1.10	0.90	-18%*

26.0	25.0	+4%	Brent ($/b)	28.7	23.1	+24%

17.6	4.9	x 3.6	European refining margins TRCV ($/t)	24.9	3.6	x 6.9

*	change in the dollar versus the euro

Second quarter 2003 results

Consolidated sales declined by 8% to 24,347 million euros (M€) in the second quarter 2003 from 26,435 M€ in the second quarter 2002.

Compared to the same quarter last year, the second quarter 2003 oil market environment has been favorable: oil prices were slightly higher and European refining margins were much stronger than the unusually low margins of last year. However, the sharp decline of the dollar relative to the euro more than offset these positive impacts.

Despite the slight improvement in petrochemical margins, weak economic conditions around the world continued to depress the overall environment for Chemicals.

Within this context, operating income from the business segments excluding non-recurring items increased by 3% to 2,937 M€ in the second quarter 2003 from 2,845 M€ in the second quarter 2002.

Net operating income from the business segments excluding non-recurring items rose by 13% to 1,719 M€ in the second quarter 2003 from 1,526 M€ in the same quarter last year. This larger increase relative to operating income is due primarily to higher income contributions from equity affiliates.

Net income excluding non-recurring items rose by 8% to 1,767 M€ in the second quarter 2003 from 1,632 M€ in the second quarter 2002.

Reported net income was 1,605 M€ in the second quarter 2003 compared to 1,503 M€ in the second quarter 2002. These results include the impacts of non-recurring items representing a net negative 162 M€ in the second quarter 2003 and a net negative 129 M€ in the second quarter 2002. The non-recurring items that had a positive impact in the second quarter 2003 include gains on the sale of Sanofi-Synthélabo shares1, while the negative impacts include, in the Chemicals segment, a restructuring charge and a 155 M€ provision related to investigations of anti-trust practices by the European Commission.

[1]	As of June 30, 2003, the Group owns 24.4% of Sanofi-Synthélabo.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Second quarter 2003 earnings per share excluding non-recurring items, based on 637.8 million fully-diluted weighted-average shares, was 2.77 euros, an increase of 14% compared to 2.42 euros in the second quarter 2002.

During the second quarter 2003, Total bought back 7.5 million of its shares for 0.96 billion euros. The number of fully-diluted shares at June 30, 2003 was 634.7 million.

The net-debt-to-equity ratio was 27.1% at June 30, 2003 compared to 22.1% at March 31, 2003.

Cash flow from operating activities rose to 3,134 M€ in the second quarter 2003, a 10% increase from the same quarter last year.

During the second quarter 2003 investments were 1,508 M€, 28% less than in the same quarter last year. This decrease in investments, which are denominated in euros, is due primarily to the depreciation of the dollar.

Divestments in the second quarter 2003, based on selling price, were 157 M€.

Free cash flow2 rose in the second quarter 2003 to 1,783 M€ from 1,213 M€ in the second quarter 2002.

Upstream

Operating income from the Upstream segment excluding non-recurring items was slightly lower at 2,297 M€ in the second quarter 2003 compared to 2,325 M€ in the second quarter 2002. The positive impact of production growth and higher hydrocarbon prices nearly offset the negative impact of the depreciation of the dollar relative to the euro.

Net operating income from the Upstream segment excluding non-recurring items rose by 1% to 1,218 M€ in the second quarter 2003.

Hydrocarbon production grew by 5% to 2,509 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2003 from 2,387 kboe/d in the second quarter 2002.

Liquids production rose by 7% in the second quarter 2003 to 1,681 thousand barrels per day (kb/d) from 1,576 kb/d in the second quarter of last year. The growth stemmed primarily from higher production at Sincor in Venezuela and from start-ups in Iran and Algeria.

Gas production increased by 2% in the second quarter 2003 to 4,522 million cubic feet per day (Mcfd) from 4,443 Mcfd in the second quarter 2002. The main contributors to this increase were fields in the Gulf of Mexico, Indonesia and Nigeria.

Exploration & Production highlights for the quarter included launching the development of the Dalia field in Angola, a major step in the ongoing development of Block 17 (Total-operated 40%), where 15 discoveries have been made thus far. The Gindungo-1 well, a promising initial discovery, was drilled on the neighboring ultra-deep Block 32 (Total-operated 30%).

In Gabon, the Rabi-Kounga license was extended for an initial period of ten years, setting the stage for a new investment program designed to improve the recovery of its reserves.

In Nigeria, the appraisal of offshore block OPL 222 (Usan and Ukot) yielded positive results.

In the Gulf of Mexico, Total was awarded four deep-water exploration blocks.

[2]	free cash flow = cash flow from operations + divestments – investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

In the UK North Sea, Total made a gas discovery on West Franklin. In addition, the development of the Nuggets N4 gas field (Total-operated 100%) was approved by the UK authorities.

In the Caspian Sea, Total exercised its preemption right to increase its share in the Kashagan field to 20.4% from 16.7%.

Gas and power activities included the commissioning of the Taweelah A1 power and desalination plant in Abu Dhabi.

2Q03	2Q02%		Upstream - key figures	1H03	1H02%

2,509	2,387	+5%	Hydrocarbon production (kboe/d)	2,513	2,394	+5%

1,681	1,576	+7%	• Liquids (kb/d)	1,647	1,567	+5%

4,522	4,443	+2%	• Gas (Mcfd)	4,723	4,524	+4%

2,297	2,325	-1%	Operating income (M€) excluding non-recurring items	5,322	4,341	+23%

1,218	1,201	+1%	Net operating income (M€) excluding non-recurring items	2,623	2,267	+16%

1,130	1,556	-27%	Investments (M€)	2,296	3,199	-28%

44	106	-58%	Divestments (M€) at selling price	224	329	-32%

1,88	41,705	+10%	Cash flow from operating activities (M€)	4,455	3,397	+31%

Downstream

Operating income from the Downstream segment excluding non-recurring items increased by 64% to 456 M€ in the second quarter 2003. The strong increase was due primarily to a rebound in European refining margins coinciding with low refined product inventories in the Atlantic Basin. Retail marketing benefited from improved conditions, notably in the UK. Ongoing self-help programs also contributed to the improvement.

Net operating income from the Downstream segment excluding non-recurring items rose by 86% in the second quarter 2003 compared to the second quarter 2002. The higher percentage increase than for operating income is due to the large increase in the contribution of Cepsa, an equity affiliate company.

Refined product volumes decreased by 2% to 2,383 kb/d in the second quarter 2003 from 2,435 kb/d in the second quarter 2002. Refinery throughput levels have been affected by a major turnaround at the Donges refinery as well as additional work during the quarter to follow up on some of last year’s major turnarounds.

During the second quarter, Total announced that it was launching studies to evaluate a 500 M€ investment for the construction of an hydrocracker unit and an associated steam methane reformer to supply hydrogen at the Normandy refinery. This will enable the Normandy refinery to better respond to growing European demand for distillates (diesel and jet fuel) and reduce its production of heavy fuels.

Also during the second quarter 2003, Total launched its new corporate identity program and began re-branding the network, storage facilities and production sites with the new Total logo.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

2Q03	2Q02%		Downstream - key figures	1H03	1H02%

2,383	2,435	-2%	Refinery throughput* (kb/d)	2,409	2,422	-1%

456	278	+64%	Operating income (M€)	1,235	573	+116%

			excluding non-recurring items

406	218	+86%	Net operating income (M€)	991	468	+112%
			excluding non-recurring items

194	228	-15%	Investments (M€)	319	360	-11%

13	47	-72%	Divestments (M€) at selling price	57	82	-30%

1,483	805	+84%	Cash flow from operating activities (M€)	3,043	1,386	+120%

*	includes share of Cepsa

Chemicals

Sales for the Chemicals segment fell by 19% to 4,190 M€ in the second quarter 2003 from 5,157 in the second quarter 2002. Adjusting the comparison to exclude the paints business, which was sold in February 2003, the decrease in sales would have been limited to 11%.

Operating income from the Chemicals segment excluding non-recurring items was 184 M€ in the second quarter 2003 compared to 242 M€ in the second quarter 2002, or a decrease of 24%. Adjusting for the divested paints business, the decrease would have been 8%.

The base chemicals & polymers sector benefited from slightly better steam cracker margins but suffered from overall weak demand for polymers.

Compared to the second quarter 2002, the Intermediates were hurt by weak product demand worldwide, notably for fluoride and thiochemicals while the Specialties resisted the weaker market environment.

Implementing self-help programs partially offset the negative impact of the weak market environment.

Net operating income from the Chemicals segments excluding non-recurring items was 95 M€ in the second quarter 2003, an 11% decrease compared to the same quarter last year. Adjusting for the divested paints business, there would have been a 13% improvement.

The second quarter 2003 highlight was the signing of the joint-venture agreement between Total and Samsung for the Daesan petrochemical site in South Korea. The closing occured on August 1.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

2Q03		2Q02%		Chemicals - key figures (M€)	1H03		1H02%

4,190		5,157	-19%	Sales	8,743		9,905	-12%

184		242	-24%	Operating income excluding non-recurring items	299		363	-18%

95		107	-11%	Net operating income excluding non-recurring items	156		147	+6%

160		284	-44%	Investments	335		540	-38%

32		9	ns	Divestments at selling price	787		41	ns

(104)	*	48	ns	Cash flow from operating activities	(185)	**	38	ns

the paints business was sold in February 2003
*	positive cash flow from operating activities of 46 M€ excluding disbursements of 150 M€ related to the Toulouse-AZF reserve
**	positive cash flow from operating activities of 147 M€ excluding disbursements of 332 M€ related to the Toulouse-AZF reserve

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

First half 2003 results

Compared to the first half 2002, the first half 2003 market environment was overall more favorable: the Brent oil price increased by 24% and European refining margins rebounded strongly, more than offsetting the negative impact of the 18% drop in the value of the dollar relative to the euro. The environment for the Chemicals was mixed: base chemical margins improved due to higher margins for steam crackers, but weak economies worldwide hurt product demand across all of the Chemicals sectors.

In this context, operating income from the business segments excluding non-recurring items increased by 30% to 6,856 M€ in the first half 2003 from 5,277 M€ in the first half 2002. This 1.6 billion euro increase reflects a net positive 1.2 billion euro impact from changes in the market environment, a positive 0.5 billion euro impact from growth and self-help programs, and a negative 0.1 billion euro impact related to the absence of the divested paints business.

The overall positive impact of the changes in the market environment breaks down as follows:

•	+ 1.4 billion euros, higher hydrocarbon prices,

•	+ 1.1 billion euros, higher refining margins,

•	- 1.2 billion euros, depreciation of the dollar against the euro,

•	- 0.1 billion euros, weaker Chemicals environment.

Net operating income from the business segments excluding non-recurring items increased by 31% to 3,770 M€ in the first half 2003 from 2,882 M€ in the first half 2002.

Net income excluding non-recurring items rose by 27% to 3,887 M€ in the first half 2003 compared to the same period last year.

Earnings per share excluding non-recurring items, based on 642.1 million fully-diluted weighted-average shares for the first half 2003, was 6.05 euros, an increase of 33% compared to the 4.54 euros in the first half 2002. The higher percentage increase for the earnings per share reflects the accretive impact of the company’s ongoing buyback program.

During the first half 2003, Total repurchased 20.6 million shares for 2.55 billion euros.

Reported net income increased to 3,725 M€ in the first half 2003 from 2,932 M€ in the first half 2002. These results include non-recurring items with a net negative impact of 162 M€ for the first half 2003 and a net negative impact of 119 M€ for the first half 2002.

Hydrocarbon production increased by 5% in the first half 2003 to 2,513 kboe/d from 2,394 kboe/d in the first half 2002. Refinery throughput decreased by 1% to 2,409 kb/d in the first half 2003 from 2,422 kb/d in the first half 2002. Sales for the Chemicals segment fell by 12% to 8,743 M€ in the first half 2003 from 9,905 M€ in the first half 2002.

In the first half 2003, investments were 3,002 M€ (76% allocated to Upstream), reflecting a decrease of 29% from the level of investments in the first half 2002. The decrease in investments, which are denominated in euros, is due primarily to the depreciation of the dollar.

Divestments for the first half 2003, based on selling price, amounted to 1,150 M€ and are comprised mainly of the proceeds from the sale of the paints business.

Free cash flow increased to 5,104 M€ in the first half 2003 from 2,148 M€ in the first half 2002.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Summary and outlook

The return on average capital employed (ROACE) calculated for the period July 1, 2002 to June 30, 2003 was 18%. The return on equity (ROE) calculated for the same twelve month period was 23.5%.

Since the start of the third quarter, the market environment has remained largely comparable to that of the second quarter with the euro-dollar exchange rate unchanged, slightly higher oil prices, lower refining margins and continued weak conditions for the Chemicals.

The investment program is progressing satisfactorily. For the year, the investment program should be in line with the budget, taking into account the weaker-than-budgeted dollar.

Total is continuing to buy back shares and in July 2003 bought back 1.95 million shares for 0.25 billion euros.

Growth and self-help programs are on track to achieve the announced objectives. The level of oil and gas production in the first half 2003 and the sustained pace of activity in the Upstream segment, notably the start-up of the Amenam field in Nigeria, allows confirmation of the targeted 5% growth rate for hydrocarbon production for 2003 versus 2002.

*   *   *

The June 30, 2003 notes to the consolidated accounts are available on the Total web site (www.total.com). These accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

Total reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from incomes from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non-recurring items, net operating income from business segments excluding non-recurring items and net income excluding non-recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods.

To access the conference call in listen-only mode with Robert Castaigne, CFO of Total, today at 5:00 p.m (Paris time), please dial +44 (0) 207 162 0025 from Europe or 1-334-323-6201 from the US (access code: Total). For a replay, please dial +44 (0) 208 288 4459 from Europe (access code: 320 542) or 1-334-323-6222 from the US (access code: 320 542).

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT

FOR THE SECOND QUARTER AND

FIRST HALF 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Upstream

Combined liquids and gas production by region

2Q03	2Q02%		in kboe/d	1H03	1H02%

832	889	-6%	Europe	897	889	+1%

716	662	+8%	Africa	698	672	+4%

57	43	+33%	North America	60	42	+43%

229	212	+8%	Far East	222	220	+1%

461	389	+19%	Middle East	457	400	+14%

208	187	+11%	South America	173	166	+4%

6	5	+20%	Rest of world	6	5	+20%

2,509	2,387	+ 5%	Total	2,513	2,394	+ 5%

Liquids production by region

2Q03	2Q02%		in kboe/d	1H03	1H02%

451	472	-4%	Europe	471	464	+2%

638	594	+7%	Africa	623	600	+4%

4	5	-20%	North America	4	5	-20%

25	22	+14%	Far East	24	23	+4%

411	350	+17%	Middle East	403	358	+13%

146	128	+14%	South America	116	112	+4%

6	5	+20%	Rest of world	6	5	+20%

1,681	1,576	+7%	Total	1,647	1,567	+ 5%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

2Q03	2Q02%		in Mcfd	1H03	1H02%

2,072	2,266	-9%	Europe	2,316	2,315	-

413	363	+14%	Africa	399	381	+5%

289	203	+42%	North America	303	199	+52%

1,148	1,091	+5%	Far East	1,113	1,124	-1%

263	202	+30%	Middle East	281	215	+31%

337	318	+6%	South America	311	290	+7%

–	–	–	Rest of world	–	–	–

4,522	4,443	+2%	Total	4,723	4,524	+4%

Downstream

Refinery throughput by region

2Q03	2Q02%		in kb/d	1H03	1H02%

885	931	-5%	France	893	921	-3%

1,184	1,203	-2%	Rest of Europe	1,214	1,202	+1%

314	301	+4%	Rest of world	302	299	+1%

2,383	2,435	-2%	Total refinery throughput*	2,409	2,422	-1%

*	includes share of Cepsa

Chemicals

2Q03	2Q02%		Chemicals — key figures (B€)	1S03	1S02%

4.19	5.16	-19%	Sales	8.74	9.91	-12%

1.77	2.00	-12%	• Base chemicals & polymers	3.90	3.79	+3%

0.95	1.04	-9%	• Intermediates	1.89	2.01	-6%

1.47	2.11	-30%	• Specialties*	2.95	4.08	-28%

–	0.01	ns	• Corporate — Chemicals	–	0.03	ns

0.18	0.24	-25%	Operating income**	0.30	0.36	-17%

0.05	0	ns	• Base chemicals & polymers	0.03	(0.07)	ns

0.05	0.09	-44%	• Intermediates	0.10	0.18	-44%

0.11	0.17	-35%	• Specialties *	0.21	0.30	-30%

(0.03)	(0.02)	ns	• Corporate — Chemicals	(0.04)	(0.05)	ns

*	the paints business was sold in February 2003
**	excluding non-recurring items